

December 28, 2010

Michael Metcalf
Chief Executive Officer
Voice Assist, Inc.
2 South Pointe Drive, Suite 100
Lake Forest, California

Re: Voice Assist, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 9, 2010
Form 8-K Filed November 12, 2010
File No. 333-149446

Dear Mr. Metcalf:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note the report date is March 5, 2009, whereas the audit report covers the financial statements as of and for the year ended December 31, 2009. Please tell us whether you have a properly dated audit report on file. If not, please obtain a properly dated audit report and file an amended Form 10-K that includes the new report. As a related matter, please help us understand why, under Item 14, you only disclose fees paid to De Joya

Griffith & Company LLC for review services on your September 30, 2009 interim financial statements and there are no fees disclosed for the annual audits.

Form 8-K Filed November 12, 2010

Section 2 – Financial Information, page 2

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Pro Forma Unaudited Balance Sheet & Statement of Operations, page 18

2. Please review for accuracy your introductory and footnote disclosures regarding the transaction date that was assumed in the pro forma balance sheet and pro forma statement of operations and revise as appropriate. If the pro forma balance sheet is not prepared as if the transactions occurred on the balance sheet date and/or the pro forma statement of operations is not prepared as if the transactions occurred at the beginning of the period, please tell us the basis for your presentation. We believe the related disclosures in note 1 on pages H-3 and I-3 would also benefit from further clarification regarding assumed transaction dates.

Notes to Pro-Forma Condensed Consolidated Financial Statements, page 21

Note 2. Pro-Forma Adjustments, page 21

SpeechPhone LLC and Related Entities Combined Financial Statements For the Six Months Ended June 30, 2010 and 2009 (Unaudited)

Combined Balance Sheets, page F-1

3. We note the significant amount of Accounts Payable – Related Party and Accrued Expenses – Related Party at each balance sheet date. Please refer to FASC ASC 850-10-50-1 as well as Rule 5-02 of Regulation S-X and tell us your consideration of explaining these liabilities in a note to the financial statements.

Note 1. The Company, page F-4

4. We note under Basis of Presentation here and on page G-6 you do not disclose your basis in GAAP for presenting the financial statements on a combined basis. Please tell us your consideration of disclosing this information. To the extent the financial statements are combined because the entities represent a group under common control, please tell us how you concluded that common control exists among the entities. Please be sure to

indicate the percentage ownership and voting interest of the majority owner(s) of each of the combined entities.

5. Based on your disclosures on page 2 under Agreements of Purchase and Sale of Assets, we understand that you acquired SpeechPhone LLC, MDM Intellectual Property LLC, SpeechCard LLC and Voice Assist LLC. However, your disclosure here indicates you are presenting the combined financial statements of SpeechPhone LLC, MDM Intellectual Property LLC, SpeechCard LLC, SpeechPhoneDirect, LLC and SpeechCall, LLC. Please explain to us this apparent discrepancy in terms of the entities that were acquired and revise your disclosures accordingly to clarify.

Note 2. Summary of Significant Accounting Policies, page F-4

Software Development Costs, page F-5

6. Please clarify the nature of the software that is being developed, including whether it represents software to be sold, leased or marketed, or whether it represents internal use software. Refer to ASC 350-40 and ASC 985. Please tell us the specific guidance in GAAP that supports your capitalization and amortization polices for these software development costs. Additionally, in light of your disclosure that no software development costs have been amortized because the products have not yet been placed in service, please tell us your consideration of disclosing under Management's Discussion and Analysis of Financial Condition and Results of Operations the amount of additional costs you expect to incur in developing the software, when you expect the software to be placed in service and the anticipated impact on your results of operations of placing this software into service.

Voice Assist, Inc. and SpeechPhone, LLC and Related Entities Unaudited Pro Forma Combined Financial Information For the Six Months Ended June 30, 2010 and For the Year Ended December 31, 2009, pages H-1 to H-3 and I-1 to I-3

7. We note you do not provide detailed footnote disclosure regarding each pro-forma adjustment to explain the reasons for the adjustment and how the amount of the adjustment is computed.   Please refer to Rule 11-02 of Regulation S-X and tell us your consideration of providing such disclosure. We believe these footnotes desirably would be cross-referenced to the related adjustment on the face of the pro forma financial statements.

8. Please explain to us why there is no pro forma adjustment to income tax expense to reflect the change in status from a limited liability company to a corporation.

9. Please explain to us why there is no pro forma adjustment to interest expense to reflect the debt that was extinguished in connection with the September 30, 2010 transactions.

10.   We note your disclosure on page 3 that pursuant to closing of the September 30, 2010 transactions, you issued 1.025 million shares of common stock in exchange for 100% of Mr. Michael Metcalf's concept Music By Voice. Please tell us how you account for the Music By Voice concept in the pro forma financial statements and in the financial statements for the quarterly period ended September 30, 2010 filed on Form 10-Q on November 22, 2010.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Item 4T. Controls and Procedures, page 19

11.   In light of your disclosure on page 17 of Form 8-K filed November 12, 2010 that your internal controls over financial reporting are ineffective, please tell us how you were able to conclude that disclosure controls and procedures were effective as of September 30, 2010. Please tell us your consideration of providing disclosure of this type of information to the extent applicable in future filings.

Condensed Consolidated Statements of Cash Flows, page 3

12.   We note that $2.95 million of debt was extinguished for common stock during the nine months ended September 30, 2010, but you have not provided footnote disclosure regarding the date and terms of this transaction. Please tell us your consideration of providing such disclosure. Please also tell us how this transaction will be reflected in your statements of equity for the year ended December 31, 2010 and the basis in GAAP for your accounting.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

    •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

    •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or in her absence Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William H. Thompson
Accounting Branch Chief